EXHIBIT 4.1

DESCRIPTION OF THE COMPANY’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

Sterling Bancorp (“Sterling”) is currently authorized to issue 310 million shares of its common stock, $0.01 par value.

Listing

Sterling common stock is listed on the NYSE and traded under the symbol “STL.”

Dividends

Payment of dividends is subject to determination and declaration by the Sterling board and depends on a number of factors, including capital requirements, legal, and regulatory limitations on the payment of dividends, the results of operations and financial condition, tax considerations and general economic conditions.

Voting Rights

Each share of Sterling common stock is entitled to one vote in each matter submitted to a vote at a meeting of stockholders including in all elections for directors; stockholders are not entitled to cumulative voting in the election for directors. Sterling stockholders may vote either in person or by proxy. Sterling’s charter provides that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.

No Preemptive or Conversion Rights

Holders of Sterling common stock have no preemptive rights and have no other rights to subscribe for additional securities of Sterling under Delaware law, nor does Sterling common stock have any conversion rights or rights of redemption. Upon liquidation, all holders of Sterling common stock are entitled to participate pro rata in Sterling’s assets available for distribution, subject to the rights of any class of preferred stock then outstanding.

Certain Charter and Bylaw Provisions Affecting Sterling Common Stock

Sterling’s charter and bylaws contain several provisions that may make Sterling a less attractive target for an acquisition of control by anyone who does not have the support of Sterling’s board of directors. Such provisions include, among other things, the requirement of a supermajority vote of stockholders or directors to approve certain business combinations and other corporate actions, several special procedural rules, and the limitation that stockholder actions may only be taken at a meeting and may not be taken by unanimous written stockholder consent.

Business Combinations with Interested Stockholders

Sterling’s charter provides that any “Business Combination” (as defined below) involving Sterling and an Interested Stockholder (as defined below) must be approved by the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote, unless either two-thirds of the “Disinterested Directors” (as defined in the Sterling charter) of Sterling has approved the Business Combination or the terms of the proposed Business

Combination satisfy certain minimum price and other standards. For purposes of these provisions, an “Interested Stockholder” includes any person who:

•	is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding Voting Stock (as defined in the Sterling charter);

•
is an Affiliate (as defined in the Sterling charter) of Sterling and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding Voting Stock; or

•
is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by an Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

For purposes of these provisions, a “Business Combination” is defined to include:

•	any merger or consolidation of Sterling or any subsidiary with or into an Interested Stockholder or affiliate of an Interested Stockholder;

•
the disposition to an Interested Stockholder or an affiliate of an Interested Stockholder of the assets of Sterling or any subsidiary having an aggregate fair market value of 25% or more of the combined assets of Sterling and its subsidiaries;

•
the issuance or transfer by Sterling or any subsidiary of any of its securities to any Interested Stockholder or affiliate of an Interested Stockholder in exchange for cash, securities, or other property having an aggregate fair market value of 25% or more of the outstanding common stock of Sterling and its subsidiaries;

•
any reclassification of securities or recapitalization that would increase the proportionate share of any class of equity or convertible securities owned by an Interested Stockholder or affiliate of an Interested Stockholder; and

•	the adoption of any plan for the liquidation or dissolution of Sterling proposed by, or on behalf of, an Interested Stockholder or an affiliate of an Interested Stockholder.

This provision is intended to deter an acquiring party from utilizing two-tier pricing and similar coercive tactics in an attempt to acquire control of Sterling. However, it is not intended to, and will not, prevent or deter all tender offers for shares of Sterling.

Business Combination Statutes and Provisions

Section 203 of the DGCL prohibits business combinations, including mergers, sales and leases of assets, issuances of securities, and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction;

•
after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation, and (b) shares held by specified employee benefit plans;

•
after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66-2/3% of the outstanding voting stock, excluding shares held by the interested stockholder; or

•
the transaction is one of certain business combinations that are proposed after the corporation had received other acquisition proposals, and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the DGCL.

Neither the Sterling charter nor its bylaws contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203 of the DGCL.

Restrictions on Ownership

The ability of a third party to acquire Sterling is limited under applicable U.S. banking laws and regulations. The BHC Act requires any bank holding company (as defined therein) to obtain the approval of the Federal Reserve prior to acquiring, directly or indirectly, more than 5% of Sterling’s outstanding common stock. Any “company” (as defined in the BHC Act) other than a bank holding company would be required to obtain Federal Reserve approval before acquiring “control” of us. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors, or (iii) the ability otherwise to exercise a controlling influence over management and policies. A holder of 25% or more of Sterling’s outstanding common stock, other than an individual, is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of Sterling’s outstanding common stock.

DESCRIPTION OF PREFERRED STOCK

Preferred Stock

The Sterling charter authorizes Sterling’s board of directors, without further stockholder action, to issue up to 10 million shares of preferred stock, par value $0.01 per share, in series, and to fix the designation, powers, preferences, and rights of the shares of such series and any qualifications, limitations, or restrictions thereof, without further vote or action by Sterling stockholders. Sterling may amend from time to time the Sterling charter to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of the common stock, without a vote of the holders of preferred stock, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation.

Sterling currently has 135,000 shares of its preferred stock designated as “6.50% Non-Cumulative Perpetual Preferred Stock, Series A” (referred to throughout as “preferred stock”).

With respect to the payment of dividends and distributions upon liquidation, dissolution, or winding-up of Sterling’s business and affairs, the Sterling preferred stock ranks (i) senior to Sterling common stock, (ii) pari passu with each other series of Sterling preferred stock which expressly provides in the certificate of designations creating such preferred stock that it ranks pari passu with the Sterling preferred stock, and (iii) junior to all existing and future indebtedness and other non-equity claims on Sterling, and to each other series of Sterling preferred stock which expressly provides in the certificate of designations creating such preferred stock that it ranks senior to the Sterling preferred stock.

The Sterling preferred stock is not be convertible into, or exchangeable for, shares of any other class or series of Sterling capital stock or other securities. The Sterling preferred stock is perpetual and has no maturity date.

Dividends

Dividends on the Sterling preferred stock are not cumulative and are not mandatory. If the Sterling board of directors (or a duly authorized committee of the Sterling board of directors) does not declare a dividend on the Sterling preferred stock in respect of a dividend period, then no dividend is deemed to have accrued for such dividend period, no dividend is payable on the applicable dividend payment date, and Sterling has no obligation to pay any dividend for that dividend period, whether or not the Sterling board of directors (or a duly authorized committee of the Sterling board of directors) declares a dividend for any future dividend period with respect to the Sterling preferred stock or at any future time with respect to any other class or series of Sterling capital stock.

Holders of Sterling preferred stock are entitled to receive, when, as, and if declared by the Sterling board of directors (or a duly authorized committee of the Sterling board of directors), out of assets legally available for the payment of dividends under the DGCL, non-cumulative cash dividends at a rate equal to 6.50% of the $1,000 per share liquidation amount of the Sterling preferred stock (equivalent to $25 per depositary share) per annum, payable in arrears on each dividend payment date with respect to the dividend period (or portion thereof) ending on the day preceding such respective dividend payment date.

When declared by the Sterling board of directors (or a duly authorized committee of the Sterling board of directors), Sterling pays dividends on the Sterling preferred stock quarterly on January 15, April 15, July 15, and October 15 of each year, each such date referred to as a dividend payment date. If any dividend payment date falls on a day other than a business day, then any dividend declared and otherwise payable on that dividend payment date is paid on the next business day without any adjustment to the amount of dividends paid. A business day means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York, New York are generally authorized or obligated by law or executive order to close.

A dividend period for the Sterling preferred stock is the period from, and including, a dividend payment date to, but excluding, the next dividend payment date. Dividends payable on the Sterling preferred stock are computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation are rounded to the nearest cent, with one-half cent being rounded upward. Sterling does not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Sterling preferred stock.

Dividends are payable to holders of record of Sterling preferred stock as they appear on the Sterling stock register on the applicable dividend record date, which is the 15th calendar day before the applicable dividend payment date, or such other record date, no more than 60 calendar days nor less than 10 calendar days before the applicable dividend payment date, as shall be fixed by the Sterling board of directors (or a duly authorized committee of the Sterling board of directors). A dividend record date established for the Sterling preferred stock need not be a business day. The corresponding record dates for the Sterling depositary shares is the same as the record dates for the Sterling preferred stock.

Dividends on the Sterling preferred stock will cease to accrue on the redemption date, if any, as described below under “-Redemption.”

Priority Regarding Dividends

So long as any share of Sterling preferred stock remains outstanding, unless (i) the full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of Sterling preferred stock, and (ii) Sterling is not in default on its obligation to redeem any shares of Sterling preferred stock that have been called for redemption:

•
no dividend shall be declared, paid, or set aside for payment, and no distribution shall be declared, made or set aside for payment on any junior stock (as defined below) (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

•
no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by Sterling, directly or indirectly, other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of junior stock for or into other junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions, or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the issuance of the shares, including under a contractually binding stock repurchase plan (including a so-called Rule 10b5-1(c) purchase plan), or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by Sterling; and

•
no shares of dividend parity stock (as defined below) shall be repurchased, redeemed, or otherwise acquired for consideration by Sterling, directly or indirectly, other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Sterling preferred stock and such dividend parity stock, (ii) as a result of a reclassification of dividend parity stock for or into other dividend parity stock, (iii) the exchange or conversion of dividend parity stock for or into other dividend parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of dividend parity stock, (v) purchases of shares of dividend parity stock pursuant to a contractually binding requirement to buy dividend parity stock existing prior to the issuance of the shares, including under a contractually binding stock repurchase plan (including a so-called Rule 10b5-1(c) purchase plan), or (vi) the purchase of fractional interests in shares of dividend parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by Sterling.

When dividends are not paid in full upon the shares of Sterling preferred stock and any dividend parity stock, all dividends paid or declared for payment on a dividend payment date with respect to the Sterling preferred stock and the dividend parity stock would be shared based on the ratio between the then-current dividends due on shares of Sterling preferred stock and (i) in the case of any series of non-cumulative dividend parity stock, the aggregate of the current and unpaid dividends due on such series of preferred stock, and (ii) in the case of any series of cumulative dividend parity stock, the aggregate of the current and accumulated and unpaid dividends due on such series of preferred stock.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities, or otherwise) as may be determined by the Sterling board of directors (or a duly authorized committee of the Sterling board of directors) may be declared and paid on any class or series of junior stock or any dividend parity stock from time to time out of assets legally available for such payment, and the holders of Sterling preferred stock would not be entitled to participate in any such dividend. Holders of the Sterling preferred stock would not be entitled to receive any dividends not declared by the Sterling board of directors (or a duly authorized committee of the Sterling board of directors) and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not so declared.

“Junior stock” means Sterling common stock and any other class or series of Sterling capital stock now or hereafter authorized, issued, or outstanding that, by its terms, does not expressly provide that it ranks pari passu with or senior to the Sterling preferred stock as to (i) payment of dividends and (ii) distributions upon Sterling’s liquidation, dissolution, or winding-up.

“Dividend parity stock” means any class or series of Sterling capital stock now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that it ranks pari passu with the Sterling preferred stock as to the payment of dividends (regardless whether such capital stock bears dividends on a non-cumulative or cumulative basis).

Restrictions on the Payment of Dividends

The payment of dividends on the Sterling preferred stock is subject to the priority provisions and other restrictions described above in “-Dividends.” Sterling’s ability to pay dividends on the Sterling preferred stock is also dependent on Sterling’s ability to receive dividends from its subsidiaries.

Further, dividends on the Sterling preferred stock are not declared, paid, or set aside for payment if Sterling fails to comply, or if and to the extent such act would cause Sterling to fail to comply, with applicable laws and regulations, including any capital adequacy guidelines or regulations of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any appropriate federal banking agency (as defined in Section 3(q) of the Federal Deposit Insurance Act)). The Certificate of Designations creating the Sterling preferred stock explicitly provides that dividends on the Sterling preferred stock may not be declared or set aside for payment if and to the extent such dividends would cause Sterling to fail to comply with the applicable capital adequacy guidelines.

Redemption

   No Mandatory Redemption

The Sterling preferred stock is perpetual and has no maturity date. The Sterling preferred stock is not subject to any mandatory redemption, sinking fund, or other similar provisions.

Neither the holders of Sterling preferred stock nor holders of Sterling depositary shares have the right to require the redemption or repurchase of the Sterling preferred stock.

   Optional Redemption

Sterling may redeem the Sterling preferred stock at its option, subject to approval from the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any appropriate federal banking agency), through a resolution duly adopted by the Sterling board of directors (or a duly authorized committee of the Sterling board of directors), in whole or in part, from time to time, subject to the approval of the appropriate federal banking agency, at a price equal to $1,000 per share (equivalent to $25 per depositary share), plus (except as otherwise provided) the per share amount of any declared and unpaid dividends (without accumulation of any undeclared dividends) on the Sterling preferred stock prior to the date fixed for redemption, defined as the redemption date.

   Redemption Following a Regulatory Capital Treatment Event

Notwithstanding the foregoing, following a Sterling good faith determination that an event has occurred that would constitute a regulatory capital treatment event (as defined below), Sterling may, at its option, subject to the approval of the appropriate federal banking agency, provide notice of its intent to redeem in accordance with the procedures described below, and subsequently redeem Sterling preferred stock, in whole but not in part, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

A “regulatory capital treatment event” means a Sterling good faith determination that, as a result of  (i) any amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective (or will become effective) after the initial issuance of any share of Sterling preferred stock; (ii) any proposed change in those laws or regulations that is announced or becomes effective (or will become effective) after the initial issuance of any share of Sterling preferred stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Sterling preferred stock, there is more than an insubstantial risk that Sterling will not be entitled to treat the full liquidation value of the shares of Sterling preferred stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy guidelines or regulations promulgated by the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any appropriate federal banking agency), as then in effect and applicable, for as long as any share of Sterling preferred stock is outstanding.

   Redemption Procedures and Limitations

If any shares of Sterling preferred stock are redeemed, the redemption price payable to the holder of any shares called for redemption will be payable on the applicable redemption date against the surrender to Sterling or its agent of any certificate(s) evidencing the shares called for redemption. Any declared but unpaid dividends payable on a redemption date but occurring after the dividend record date for any dividend period shall not be paid to the holder of Sterling preferred stock entitled to receive the redemption price, but will instead be paid to the holder of record of the redeemed shares on the dividend record date relating to the applicable dividend payment date.

If any shares of Sterling preferred stock are to be redeemed, a notice of redemption shall be given by first class mail to the holders of record of the Sterling preferred stock to be redeemed at their respective last addresses appearing on the Sterling books (provided that, if the Sterling preferred stock is held in book-entry form through The Depository Trust Company, referred to as DTC, Sterling may give such notice in any manner permitted by DTC). Any notice of redemption shall be mailed at least 30 days and no more than 60 days before the redemption date, and each notice of redemption will include a statement setting forth:

•	the redemption date;

•
the number of shares of the Sterling preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of Sterling preferred stock to be redeemed from the holder;

•	the redemption price; and

•	the place or places where the certificates evidencing shares of Sterling preferred stock are to be surrendered for payment of the redemption price.

Any notice of redemption mailed or otherwise delivered as described above shall be conclusively presumed to have been duly given, whether or not any holder of the Sterling preferred stock receives such notice. Failure to duly give notice of redemption, or any defect in such notice, to any holder of shares of Sterling preferred stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Sterling preferred stock.

In case of any redemption of only part of the shares of the Sterling preferred stock at the time outstanding, the shares to be redeemed shall be selected either pro rata, by lot or in such other manner as Sterling (pursuant to a resolution adopted by the Sterling board of directors or a duly authorized committee of the Sterling board of directors) may determine to be fair and equitable.

If notice of redemption has been duly given and, if on or before the redemption date specified in such notice, Sterling has set aside all funds necessary for the redemption, separate and apart from Sterling’s other assets, in trust for the pro rata benefit of the holders of the shares of Sterling preferred stock called for redemption, so as to be and continue to be available therefor, or deposited with a bank or trust company doing business in the Borough of Manhattan in the City of New York, and having a capital and surplus of at least $500 million and selected by the Sterling board of directors (or any duly authorized committee of the Sterling board of directors), or the redemption depository, in trust for the pro rata benefit of the holders of the shares of Sterling preferred stock called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date, all shares of Sterling preferred stock called for redemption shall cease to be outstanding, all dividends with respect to such shares of Sterling preferred stock shall cease to accrue on and after the redemption date, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from the redemption depository at any time after the redemption date from the funds so deposited, without interest. Sterling shall be entitled to receive, from time to time, from the redemption depository any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to Sterling, and in the event of such repayment, the holders of record of the shares of Sterling preferred stock called for redemption shall be determined to be Sterling unsecured creditors for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to Sterling, but shall in no event be entitled to any interest.

Under the Federal Reserve Board’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Sterling preferred stock is subject to prior approval by the Federal Reserve Board. The Certificate of Designations creating the Sterling preferred stock explicitly provides that any redemption of the Sterling preferred stock is subject to Sterling receipt of any required prior approval by the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve Board applicable to redemption of the Sterling preferred stock.

See “-Redemption of Depositary Shares” for information about redemption of Sterling depositary shares relating to the Sterling preferred stock.

Liquidation Rights

In the event Sterling liquidates, dissolves, or winds-up its business and affairs, either voluntarily or involuntarily, holders of the Sterling preferred stock are entitled to receive a liquidating distribution of $1,000 per share (equivalent to $25 per depositary share), plus the per share amount of any declared and unpaid dividends prior to the date of payment of such liquidating distribution (but without any amount in respect of dividends that have not been declared prior to such payment date), after satisfaction of liabilities or obligations to creditors and subject to the rights of holders of any securities ranking senior to Sterling preferred stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution, or winding-up of Sterling’s business and affairs, and before

Sterling makes any distribution of assets to the holders of Sterling common stock or any other class or series of Sterling capital stock ranking junior to the Sterling preferred stock with respect to distributions upon Sterling’s liquidation, dissolution, or winding-up. After payment of the full amount of the liquidating distribution described above, the holders of the Sterling preferred stock shall not be entitled to any further participation in any distribution of Sterling assets.

In any such distribution, if Sterling assets or the proceeds thereof are not sufficient to pay the full liquidation preferences (as defined below) to all holders of the Sterling preferred stock and all holders of liquidation parity stock (as defined below), if any, as to such distribution with the Sterling preferred stock, the amounts paid to the holders of Sterling preferred stock and liquidation parity stock, if any, will be paid pro rata in accordance with the respective aggregate liquidation preferences of the Sterling preferred stock and such liquidation parity stock. “Liquidation preference” means, with respect to any class or series of Sterling capital stock, the amount otherwise payable upon such class or series of capital stock in connection with any distribution upon Sterling’s liquidation, dissolution, or winding-up (assuming there is no limitation on Sterling assets available for such distribution), including an amount equal to any declared but unpaid dividends (and in the case of any holder of capital stock on which dividends cumulate, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable).

If the liquidation preference has been paid in full to all holders of Sterling preferred stock and liquidation parity stock, if any, the holders of Sterling common stock or any other class or series of shares ranking junior to the Sterling preferred stock with respect to distributions upon Sterling liquidation, dissolution, or winding-up shall be entitled to receive all remaining Sterling assets or the proceeds thereof according to their respective rights and preferences.

Sterling’s merger or consolidation with any other entity, including a merger or consolidation in which the holders of Sterling preferred stock receive cash, securities, or property for their shares, or the sale, lease, or exchange of all or substantially all of Sterling’s assets (for cash, securities, or other property), shall not constitute a liquidation, dissolution, or winding-up of Sterling’s business or affairs.

“Liquidation parity stock” means outstanding Sterling preferred stock and any other class or series of Sterling capital stock now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that it ranks pari passu with the Sterling preferred stock as to the payment of distributions upon Sterling’s liquidation, dissolution, or winding-up.

Voting Rights

Except as provided below or as may be required by law, the holders of the Sterling preferred stock have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of Sterling capital stock, and are not entitled to participate in meetings of holders of Sterling common stock or to call a meeting of the holders of any one or more classes or series of Sterling capital stock for any purpose. Each holder of Sterling preferred stock has one vote per share (except as otherwise indicated below) on any matter on which holders of Sterling preferred stock are entitled to vote, including when acting by written consent.

All voting rights conferred on the Sterling preferred stock shall not apply if, at or prior to the time when the act with respect to which such vote or consent would otherwise be required shall be effected, all outstanding shares of Sterling preferred stock have been redeemed or called for redemption upon proper notice, and sufficient funds for the redemption have been set aside.

Right to Elect Two Directors upon Nonpayment

If and when dividends on the Sterling preferred stock have not been declared and paid in an aggregate amount in full for at least six quarterly dividend periods (whether or not consecutive) (such occurrence referred to as a non-

payment event), the authorized number of directors then constituting the Sterling board of directors will automatically be increased by two. Holders of the Sterling preferred stock, together with the holders of all other affected classes and series of voting parity stock (as defined below), voting as a single class, will be entitled to elect the two additional members of the Sterling board of directors, known as the preferred stock directors, at any annual or special meeting of stockholders at which directors are to be elected or any special meeting of the holders of the Sterling preferred stock and any voting parity stock for which dividends have not been paid, called as provided below; provided that the election of any such directors will not cause Sterling to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange or other trading facility on which Sterling securities may be listed or traded) that listed or traded companies must have a majority of independent directors; and provided further that the Sterling board of directors shall, at no time, include more than two preferred stock directors.

At any time after this voting power has vested as described above, the Sterling Corporate Secretary may and, upon the written request of holders of record of at least 20% of the aggregate number of outstanding shares of the Sterling preferred stock and voting parity stock which then have the right to exercise voting rights similar to those described above (addressed to the Corporate Secretary at 21 Scarsdale Road, Yonkers, New York 10707) must, call a special meeting of the holders of the Sterling preferred stock and voting parity stock for the election of the preferred stock directors. Notice for a special meeting will be given in a similar manner to that provided in the Sterling bylaws for a special meeting of the stockholders, or as required by law. If the Sterling Corporate Secretary is required to call a meeting but does not do so within 20 days after receipt of any such request, then any holder of shares of the Sterling preferred stock may (at Sterling’s expense) call such meeting, upon notice as provided in this section, and for that purpose only such holder of Sterling preferred stock will have access to Sterling’s stock books. The preferred stock directors elected at any such special meeting will hold office until the next annual meeting of Sterling common stockholders, unless they have been previously terminated as described below. In case any vacancy occurs among the preferred stock directors, a successor will be elected by the Sterling board of directors to serve until the next annual meeting of the stockholders upon the nomination of the then-remaining preferred stock directors or if none remains in office, by the vote of the holders of record of a majority of the outstanding shares of the Sterling preferred stock and all voting parity stock for which dividends have not been paid, voting as a single class. Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Sterling preferred stock and all voting parity stock, when they have the voting rights described above (voting together as a single class). The preferred stock directors shall each be entitled to one vote per director on any matter.

Whenever full dividends have been paid on the Sterling preferred stock for four consecutive dividend periods after a non-payment event, then the right of the holders of the Sterling preferred stock to elect the preferred stock directors will cease (but subject always to the same provisions for the vesting of these voting rights in the case of any non-payment event in respect of future dividend periods). When the rights of the Sterling preferred stock and any voting parity stock to elect preferred stock directors have all ceased, the terms of office of all preferred stock directors will immediately terminate and the number of directors constituting the Sterling board of directors will be reduced accordingly.

“Voting parity stock” means outstanding Sterling preferred stock, and any and all series of dividend parity stock having voting rights to elect directors upon the non-payment of dividends equivalent to those described above.

Under regulations adopted by the Federal Reserve Board, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or 5% or more if it otherwise is deemed by the Federal Reserve Board to exercise a “controlling influence” over Sterling, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series of voting securities.

Other Voting Rights

So long as any shares of Sterling preferred stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the Sterling charter, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of Sterling preferred stock entitled to vote thereon, voting separately as a single class, shall be required to:

•
authorize or increase the authorized amount of, or issue shares of, any class or series of Sterling capital stock ranking senior to the Sterling preferred stock with respect to payment of dividends or as to distributions upon Sterling’s liquidation, dissolution, or winding-up, or issue any obligation or security convertible into or evidencing the right to purchase any such class or series of Sterling capital stock; or

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amend the provisions of the Sterling charter, including the Certificate of Designations creating the Sterling preferred stock or any other series of preferred stock, or the Sterling bylaws so as to materially and adversely affect the special powers, preferences, privileges, or rights of the Sterling preferred stock, taken as a whole.

When determining the application of the supermajority voting rights described above, the authorization, creation, and issuance of, or an increase in the authorized or issued amount of, junior stock, or any series of preferred stock, that ranks equally with the Sterling preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon Sterling’s liquidation, dissolution, or winding-up, or any securities convertible into or exchangeable or exercisable for junior stock or any series of preferred stock, that ranks equally with the Sterling preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon Sterling’s liquidation, dissolution, or winding-up, shall not be deemed to adversely affect the powers, preferences, privileges, or rights, and shall not require the affirmative vote or consent, of the holders of any outstanding shares of Sterling preferred stock.

Voting Rights under Delaware Law

Delaware law provides that the holders of preferred stock will have the right to vote separately as a class on any amendment to the Sterling charter that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If any such proposed amendment would alter or change the powers, preferences, or special rights of one or more series of preferred stock so as to affect them adversely, but would not so affect the entire class of preferred stock, only the shares of the series so affected shall be considered a separate class for purposes of this vote on the amendment. This right is in addition to any voting rights that are provided for in the Sterling charter or the Certificate of Designations creating the Sterling preferred stock.

Changes for Clarification

Sterling may, without the consent of the holders of Sterling preferred stock, amend, alter, supplement, or repeal any terms of the Sterling preferred stock, so long as such action does not adversely affect the rights, preferences, privileges, and voting powers, and limitations and restrictions thereof, in order to (i) to cure any ambiguity, or to cure, correct, or supplement any provision contained in the Certificate of Designations creating the Sterling preferred stock that may be defective or inconsistent or (ii) to make any provision with respect to matters or questions arising with respect to the Sterling preferred stock that is not inconsistent with the provisions of the Certificate of Designations creating the Sterling preferred stock.

Depositary, Transfer Agent, and Registrar

Computershare Shareholder Services, LLC is the depositary, transfer agent, and registrar for the Sterling preferred stock. Sterling may, in its sole and absolute discretion, remove the depositary in accordance with the agreement between Sterling and the depositary; provided that Sterling will appoint a successor depositary who will accept such appointment prior to the effectiveness of its removal.

Depositary Shares

Each Sterling depositary represents a 1/40th interest in one share of Sterling preferred stock, and is evidenced by depositary receipts.

Dividends and Other Distributions

Each dividend payable on a depositary share is in an amount equal to 1/40th of the dividend declared and payable on the related share of the Sterling preferred stock.

The depositary distributes any cash dividends or other cash distributions received in respect of the deposited Sterling preferred stock to the record holders of Sterling depositary shares relating to the underlying Sterling preferred stock in proportion to the number of Sterling depositary shares held by the holders. If Sterling makes a distribution other than in cash, the depositary will distribute any such amounts of the securities or property received by it to the record holders of Sterling depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with Sterling’s approval, sell the property and distribute the net proceeds from the sale to the holders of the Sterling depositary shares.

Record dates for the payment of dividends and other matters relating to the Sterling depositary shares are the same as the corresponding record dates for the Sterling preferred stock.

The amounts distributed to holders of Sterling depositary shares are reduced by any amounts required to be withheld by the depositary or by Sterling on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Sterling depositary shares or the shares of the Sterling preferred stock until such taxes or other governmental charges are paid.

Redemption of Depositary Shares

If Sterling redeems the Sterling preferred stock represented by the Sterling depositary shares, the Sterling depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Sterling preferred stock held by the depositary. The redemption price per Sterling depositary share is expected to be equal to 1/40th of the redemption price per share payable with respect to the Sterling preferred stock (or $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.
Whenever Sterling redeems shares of Sterling preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of Sterling depositary shares representing shares of Sterling preferred stock so redeemed. If fewer than all of the outstanding depositary shares are redeemed, the depositary will select the Sterling depositary shares to be redeemed pro rata, by lot or by any other equitable manner as Sterling may decide. The depositary will mail notice of redemption to record holders of the Sterling depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Sterling preferred stock and the related Sterling depositary shares.

Voting the Sterling preferred stock

Because each depositary share represents a 1/40th interest in a share of the Sterling preferred stock, holders of depositary receipts will be entitled to 1/40th of a vote per depositary share under those limited circumstances in which holders of the Sterling preferred stock are entitled to vote.

When the depositary receives notice of any meeting at which the holders of the Sterling preferred stock are entitled to vote, the depositary will mail or transmit by such other method approved by the depositary, in its reasonable discretion, the information contained in the notice to the record holders of the Sterling depositary shares relating to the Sterling preferred stock. Each record holder of the Sterling depositary shares on the record date, which will be the same date as the record date for the Sterling preferred stock, may instruct the depositary to vote the amount of the Sterling preferred stock represented by the holder’s Sterling depositary shares. To the extent possible, the depositary will vote the amount of the Sterling preferred stock represented by Sterling depositary shares in accordance with the instructions it receives. Sterling will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any Sterling depositary shares representing the Sterling preferred stock, it will not vote the amount of the Sterling preferred stock represented by such Sterling depositary shares.

Preemptive and Conversion Rights

The holders of the Sterling depositary shares do not have any preemptive or conversion rights.

Depositary, Transfer Agent, and Registrar

Computershare Shareholder Services, LLC is the depositary, transfer agent, and registrar for the Sterling depositary shares.

Form of Preferred Stock and Depositary Shares

The Sterling depositary shares have been issued in book-entry form through DTC. The Sterling preferred stock has been issued in registered form to the depositary.

Listing of Depositary Shares

The Sterling depositary shares are listed on the NYSE under the symbol: “STLPRA”.